Exhibit 12
NVR, Inc.
Ratio of Earnings to Fixed Charges

	YTD
	June 30, 2008	2007	2006	2005	2004	2003
Earnings

NVR, Inc. consolidated
Pre-tax income from continuing operations	159,592	539,505	962,971	1,144,419	872,005	696,172

Minority interest (income) expense	5	(25)	4	21	16	21

Less: Equity income from subs	(343)	(1,060)	(1,334)	(1,435)	(1,075)	(1,025)

Total Earnings	159,254	538,420	961,641	1,143,005	870,946	695,168

Fixed Charges:

Interest expense

NVR, Inc. consolidated	6,213	12,687	20,286	14,570	12,444	13,377

Amortization of debt issuance costs

NVR, Inc. consolidated	572	1,144	942	998	578	5,373

Interest component of rental expense

NVR, Inc. (estimated 90% of total rental expense is interest)	20,663	45,982	44,555	35,130	27,201	23,211

Total Fixed Charges:

NVR, Inc. consolidated	27,448	59,813	65,783	50,698	40,223	41,961

RATIO: (earnings plus total fixed charges divided by fixed charges)

NVR, Inc. consolidated	6.8	10.0	15.6	23.5	22.7	17.6